U.S. Securities and Exchange Commission
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1, Investment Company Act File Number: 811-04098				Date examination completed: August 24, 2015

2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):

3. Exact name of investment company as specified in registration statement:
Vanguard Target Retirement 2010 Fund
Vanguard Target Retirement 2015 Fund
Vanguard Target Retirement 2020 Fund
Vanguard Target Retirement 2025 Fund
Vanguard Target Retirement 2030 Fund
Vanguard Target Retirement 2035 Fund
Vanguard Target Retirement 2040 Fund
Vanguard Target Retirement 2045 Fund
Vanguard Target Retirement 2050 Fund
Vanguard Target Retirement 2055 Fund
Vanguard Target Retirement 2060 Fund
Vanguard Target Retirement Income Fund
Vanguard Institutional Target Retirement Income Fund
Vanguard Institutional Target Retirement 2010 Fund
Vanguard Institutional Target Retirement 2015 Fund
Vanguard Institutional Target Retirement 2020Fund
Vanguard Institutional Target Retirement 2025 Fund
Vanguard Institutional Target Retirement 2030 Fund
Vanguard Institutional Target Retirement 2035 Fund
Vanguard Institutional Target Retirement 2040 Fund
Vanguard Institutional Target Retirement 2045 Fund
Vanguard Institutional Target Retirement 2050 Fund
Vanguard Institutional Target Retirement 2055 Fund
Vanguard Institutional Target Retirement 2060 Fund

4. Address of principal executive office: (number, street, city, state, zip code)
100 Vanguard Boulevard, Malvern, PA 19355

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of the Vanguard Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the Vanguard Funds listed within Attachment A (the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of August 24, 2015. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 24, 2015, and with respect to agreement of security purchases and sales, for the period from May 5, 2015 through August 24, 2015:

· Confirmation of securities held by VAST, the Funds’ transfer agent, in book entry form without prior notice to management;
· Reconciliation of all such securities to the books and records of the Funds and VAST; and
· Agreement of 16 security purchases and 16 security sales between May 5, 2015 and August 24, 2015, from the books and records of the Funds to VAST.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management's assertion that the Vanguard Funds listed within Attachment A complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 24, 2015 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Vanguard Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/PricewaterhouseCoopers LLP

November 9, 2015

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1800, 2001 Market Street, Philadelphia, PA 19103-
7042
T: (267) 330 3000, F: (267) 330 3300, www.pwc.com/us

Attachment A
Vanguard Fund of Funds	Period

Vanguard Valley Forge Funds:
Vanguard Managed Payout Fund	5/5/2015 – 8/24/2015

Vanguard Variable Insurance Funds:
Conservative Allocation Portfolio	5/5/2015 – 8/24/2015
Moderate Allocation Portfolio	5/5/2015 – 8/24/2015
Total Stock Market Index Portfolio	5/5/2015 – 8/24/2015

Vanguard Trustees' Equity Fund:
Vanguard Diversified Equity Fund	5/5/2015 – 8/24/2015

Vanguard STAR Funds:
Vanguard LifeStrategy Conservative Growth Fund	5/5/2015 – 8/24/2015
Vanguard LifeStrategy Growth Fund	5/5/2015 – 8/24/2015
Vanguard LifeStrategy Income Fund	5/5/2015 – 8/24/2015
Vanguard LifeStrategy Moderate Growth Fund	5/5/2015 – 8/24/2015
Vanguard STAR Fund	5/5/2015 – 8/24/2015

Vanguard Chester Funds:
Vanguard Target Retirement 2010 Fund	5/5/2015 – 8/24/2015
Vanguard Target Retirement 2015 Fund	5/5/2015 – 8/24/2015
Vanguard Target Retirement 2020 Fund	5/5/2015 – 8/24/2015
Vanguard Target Retirement 2025 Fund	5/5/2015 – 8/24/2015
Vanguard Target Retirement 2030 Fund	5/5/2015 – 8/24/2015
Vanguard Target Retirement 2035 Fund	5/5/2015 – 8/24/2015
Vanguard Target Retirement 2040 Fund	5/5/2015 – 8/24/2015
Vanguard Target Retirement 2045 Fund	5/5/2015 – 8/24/2015
Vanguard Target Retirement 2050 Fund	5/5/2015 – 8/24/2015
Vanguard Target Retirement 2055 Fund	5/5/2015 – 8/24/2015
Vanguard Target Retirement 2060 Fund	5/5/2015 – 8/24/2015
Vanguard Target Retirement Income Fund	5/5/2015 – 8/24/2015
Vanguard Institutional Target Retirement Income Fund*	6/26/2015 – 8/24/2015

Attachment A
Vanguard Fund of Funds	Period

Vanguard Institutional Target Retirement 2010 Fund*	6/26/2015 – 8/24/2015
Vanguard Institutional Target Retirement 2015 Fund*	6/26/2015 – 8/24/2015
Vanguard Institutional Target Retirement 2020 Fund*	6/26/2015 – 8/24/2015
Vanguard Institutional Target Retirement 2025 Fund*	6/26/2015 – 8/24/2015
Vanguard Institutional Target Retirement 2030 Fund*	6/26/2015 – 8/24/2015
Vanguard Institutional Target Retirement 2035 Fund*	6/26/2015 – 8/24/2015
Vanguard Institutional Target Retirement 2040 Fund*	6/26/2015 – 8/24/2015
Vanguard Institutional Target Retirement 2045 Fund*	6/26/2015 – 8/24/2015
Vanguard Institutional Target Retirement 2050 Fund*	6/26/2015 – 8/24/2015
Vanguard Institutional Target Retirement 2055 Fund*	6/26/2015 – 8/24/2015
Vanguard Institutional Target Retirement 2060 Fund*	6/26/2015 – 8/24/2015

*For the Vanguard Funds noted, inception date was June 26, 2015.

Management Statement Regarding Compliance with Certain
Provisions of the Investment Company Act of 1940

We, as members of management of the Vanguard Funds listed within Attachment A (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsection (b) and (c) of Rule 17f-2 as of August 24, 2015, and from May 5, 2015 through August 24, 2015.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 24, 2015, and from May 5, 2015 through August 24, 2015, with respect to securities reflected in the investment accounts of the Funds.

The Vanguard Funds

By: /s/ F. William McNabb III
F. William McNabb III
Chairman and Chief Executive Officer for each
of the Funds

November 9, 2015
Date

By: /s/ Thomas J. Higgins
Thomas J. Higgins
Chief Financial Officer for each of the Funds

November 9, 2015
Date

Attachment A
Vanguard Fund of Funds	Period
Vanguard Valley Forge Funds:
Vanguard Managed Payout Fund	5/5/2015 – 8/24/2015

Vanguard Variable Insurance Funds:
Conservative Allocation Portfolio	5/5/2015 – 8/24/2015
Moderate Allocation Portfolio	5/5/2015 – 8/24/2015
Total Stock Market Index Portfolio	5/5/2015 – 8/24/2015

Vanguard Trustees' Equity Fund:
Vanguard Diversified Equity Fund	5/5/2015 – 8/24/2015

Vanguard STAR Funds:
Vanguard LifeStrategy Conservative Growth Fund	5/5/2015 – 8/24/2015
Vanguard LifeStrategy Growth Fund	5/5/2015 – 8/24/2015
Vanguard LifeStrategy Income Fund	5/5/2015 – 8/24/2015
Vanguard LifeStrategy Moderate Growth Fund	5/5/2015 – 8/24/2015
Vanguard STAR Fund	5/5/2015 – 8/24/2015

Vanguard Chester Funds:
Vanguard Target Retirement 2010 Fund	5/5/2015 – 8/24/2015
Vanguard Target Retirement 2015 Fund	5/5/2015 – 8/24/2015
Vanguard Target Retirement 2020 Fund	5/5/2015 – 8/24/2015
Vanguard Target Retirement 2025 Fund	5/5/2015 – 8/24/2015
Vanguard Target Retirement 2030 Fund	5/5/2015 – 8/24/2015
Vanguard Target Retirement 2035 Fund	5/5/2015 – 8/24/2015
Vanguard Target Retirement 2040 Fund	5/5/2015 – 8/24/2015
Vanguard Target Retirement 2045 Fund	5/5/2015 – 8/24/2015
Vanguard Target Retirement 2050 Fund	5/5/2015 – 8/24/2015
Vanguard Target Retirement 2055 Fund	5/5/2015 – 8/24/2015
Vanguard Target Retirement 2060 Fund	5/5/2015 – 8/24/2015
Vanguard Target Retirement Income Fund	5/5/2015 – 8/24/2015
Vanguard Institutional Target Retirement Income Fund*	6/26/2015 – 8/24/2015
Vanguard Institutional Target Retirement 2010 Fund*	6/26/2015 – 8/24/2015
Vanguard Institutional Target Retirement 2015 Fund*	6/26/2015 – 8/24/2015
Vanguard Institutional Target Retirement 2020 Fund*	6/26/2015 – 8/24/2015

Attachment A
Vanguard Fund of Funds	Period

Vanguard Institutional Target Retirement 2025 Fund*	6/26/2015 – 8/24/2015
Vanguard Institutional Target Retirement 2030 Fund*	6/26/2015 – 8/24/2015
Vanguard Institutional Target Retirement 2035 Fund*	6/26/2015 – 8/24/2015
Vanguard Institutional Target Retirement 2040 Fund*	6/26/2015 – 8/24/2015
Vanguard Institutional Target Retirement 2045 Fund*	6/26/2015 – 8/24/2015
Vanguard Institutional Target Retirement 2050 Fund*	6/26/2015 – 8/24/2015
Vanguard Institutional Target Retirement 2055 Fund*	6/26/2015 – 8/24/2015
Vanguard Institutional Target Retirement 2060 Fund*	6/26/2015 – 8/24/2015
*For the Vanguard Funds noted, inception date was June 26, 2015.